# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ecovyst Inc., CIK 0001708035
CUSIP: 73943T103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 600 Lee Road, Suite 200, Wayne, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 06/30/2025
Amends the filing with accession number 0000950157-23-000706
Filed by CIK 0001771044
Persons authorized to receive notices and communications: Jonny Ginns, 38 Hans Crescent, London, United Kingdom (X0), SW1X 0LZ, 44 (0) 7876 141210

## Reporting persons
- INEOS Limited (CIK 0001771044): type of reporting person: corporation (CO); citizenship or place of organization: Isle Of Man (Y8); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- RATCLIFFE JAMES A (CIK 0001207553): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Ecovyst Inc.
Address of issuer's principal executive offices: 600 Lee Road, Suite 200, Wayne, Pennsylvania (PA), 19087
Comment:
This Amendment No. 7 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 22, 2019 (the "Original Schedule 13D"), as amended by Amendment No. 1, which was filed with the Commission on May 3, 2021, Amendment No. 2, which was filed with the Commission on May 5, 2021, Amendment No. 3, which was filed with the Commission on November 23, 2021, Amendment No. 4, which was filed with the Commission on December 20, 2021, Amendment No. 5, which was filed with the Commission on May 26, 2023, and Amendment No. 6, which was filed with the Commission on June 27, 2023. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

This Amendment is being filed to amend and supplement Items 4 and 5 as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On June 30, 2025, INEOS sold 9,040,415 shares of Common Stock in a private transaction to a broker-dealer at a price per share of $7.60. As a result of such sale, the Reporting Persons no longer beneficially own any shares of Common Stock or have any voting power or dispositive power over any shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons ceased to be the beneficial owners of any shares of Common Stock on June 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons ceased to be the beneficial owners of any shares of Common Stock on June 30, 2025.
Transactions in the class effected during the past sixty days: Except for the transaction described in Item 4, none of INEOS, Mr. Ratcliffe or, to the knowledge of either INEOS or Mr. Ratcliffe, any person named on Exhibit A to the Original Schedule 13D has effected any transaction in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock on June 30, 2025.

## Signatures
- INEOS Limited: /s/ Jonny Ginns, Jonny Ginns/Director (07/02/2025)
- RATCLIFFE JAMES A: /s/ James A. Ratcliffe, James A. Ratcliffe (07/02/2025)